Exhibit 99.B(h)(10)

Baillie Gifford Funds	December 19, 2019
c/o Baillie Gifford Overseas Limited
Calton Square
1 Greenside Row
Edinburgh, Scotland
United Kingdom EH1 3AN

Re:                         Expense Limitation Agreement for Certain Series of Baillie Gifford Funds (the “Trust”)

Dear Sirs

Baillie Gifford Overseas Limited, a company registered in Scotland with registered number SC084807 and registered as an investment adviser with, and regulated by, the Securities and Exchange Commission (the “Manager”) acts as the manager to Baillie Gifford China A Shares Fund (the “Fund”), a series of the Trust.

This letter is to inform you that the Manager has agreed to an expense limitation undertaking with respect to the Fund as follows.  This expense limitation undertaking is not intended to precipitate any alteration or reduction in the services provided by the Manager to the Fund.

Baillie Gifford China A Shares Fund.  For the period December 19, 2019 until April 30, 2021 (and any subsequent periods as may be designated by the Manager by written notice to the Trust), the Manager hereby agrees to waive, reduce, reimburse or otherwise bear the fees and expenses with respect to Baillie Gifford China A Shares Fund to the extent that total annual operating expenses attributable to Class K or Institutional Class of such Fund (exclusive of taxes, sub-accounting expenses and extraordinary expenses) exceed 0.87% on an annual basis (based on the average daily net assets of such Class).

Annualized figures will be used to calculate the Fund’s expenses and the level of waiver/reimbursement where the expense limitation undertaking either begins or expires in the middle of the Fund’s fiscal year.

This Expense Limitation Agreement may be terminated by the Trust at any time upon a vote of the Board of Trustees, including a majority of the Trustees who are not “interested persons” for the purposes of the Investment Company Act of 1940, as amended.  This Expense Limitation Agreement may not be terminated by the Manager.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Trust on behalf of the Fund on Form N-1A with the Securities and Exchange Commission and in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

BAILLIE GIFFORD OVERSEAS LIMITED

By:	/s/ Dickson Jackson
Name:	Dickson Jackson
Title:	Director, Baillie Gifford Overseas Limited

ACCEPTED AND AGREED TO:

BAILLIE GIFFORD FUNDS, on behalf of
its series, Baillie Gifford China A Shares Fund

By:	/s/ Lindsay Cockburn
Name:	Lindsay Cockburn
Title:	Treasurer, Baillie Gifford Funds